Exhibit 3.1

CERTIFICATE OF AMENDMENT OF

CERTIFICATE OF INCORPORATION, As Amended,

OF phx minerals inc.

PHX Minerals Inc. (the “Corporation”), a corporation organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

1.
This Certificate of Amendment (the “Certificate of Amendment”) amends the provisions of the Corporation’s Certificate of Incorporation originally filed with the Secretary of State of Delaware on February 25, 2022 (as previously amended, the “Certificate of Incorporation”).
2.
Section 4.01. of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

Section 4.01. Authorized Classes of Stock. The total number of shares of stock of all classes of capital stock that the Corporation is authorized to issue is seventy-five million ten thousand (75,010,000), of which seventy-five million (75,000,000) shares shall be shares of common stock, par value of $0.01666 per share (“Common Stock”), and ten thousand (10,000) shares shall be shares of preferred stock, par value of $0.01666 per share (“Preferred Stock”).

3.
This amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.
4.
All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by Chad L. Stephens, its President and Chief Executive Officer, this 17th day of May, 2024.

/s/ Chad L. Stephens
Chad L. Stephens, President and Chief
Executive Officer